UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Select Energy Services, Inc.

(Name of Issuer)

Class A Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

81617J301

(CUSIP Number)

Anthony DeLuca

SCF Partners, Inc.

600 Travis Street, Suite 6600

Houston, Texas 77002

(713) 227-7888

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 26, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 81617J301

1	Name of Reporting Person SCF-VI, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a): ☐ (b): ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 8,773,760(1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 8,773,760(1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,773,760
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 11.1%(2)
14	Type of Reporting Person (See Instructions) PN

(1)	Power is exercised through Reporting Person’s general partner, SCF-VI, G.P. (as defined below) and its sole general partner, SCF GP (as defined below).
(2)	Based on 79,048,523 shares of Class A Common Stock (as defined below) of the Issuer outstanding as of February 25, 2019.

CUSIP No. 81617J301

1	Name of Reporting Person SCF-VI, G.P., Limited Partnership
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a): ☐ (b): ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 8,773,760(1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 8,773,760(1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,773,760
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 11.1%(2)
14	Type of Reporting Person (See Instructions) PN

(1)	Reporting Person holds power over shares held by SCF-VI, L.P. Reporting Person’s power is exercised by its sole general partner, SCF GP.
(2)	Based on 79,048,523 shares of Class A Common Stock of the Issuer outstanding as of February 25, 2019.

CUSIP No. 81617J301

1	Name of Reporting Person SCF-VII, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a): ☐ (b): ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 6,374,474(1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 6,374,474 (1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,374,474
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 8.1%(2)
14	Type of Reporting Person (See Instructions) PN

(1)	Power is exercised through Reporting Person’s general partner, SCF-VII, G.P. (as defined below), and its sole general partner, SCF GP.
(2)	Based on 79,048,523 shares of Class A Common Stock of the Issuer outstanding as of February 25, 2019.

CUSIP No. 81617J301

1	Name of Reporting Person SCF-VII, G.P., Limited Partnership
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a): ☐ (b): ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 6,374,474(1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 6,374,474 (1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,374,474
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 8.1%(2)
14	Type of Reporting Person (See Instructions) PN

(1)	Reporting Person holds power over shares held by SCF-VII, L.P. Reporting Person’s power is exercised by its sole general partner, SCF GP.
(2)	Based on 79,048,523 shares of Class A Common Stock of the Issuer outstanding as of February 25, 2019.

CUSIP No. 81617J301

1	Name of Reporting Person SCF-VII(A), L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a): ☐ (b): ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 1,043,097(1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,043,097(1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,043,097
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 1.3%(2)
14	Type of Reporting Person (See Instructions) PN

(1)	Power is exercised through Reporting Person’s general partner, SCF-VII(A), G.P. (as defined below), and its sole general partner, SCF GP.
(2)	Based on 79,048,523 shares of Class A Common Stock of the Issuer outstanding as of February 25, 2019.

CUSIP No. 81617J301

1	Name of Reporting Person SCF-VII(A), G.P., Limited Partnership
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a): ☐ (b): ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 1,043,097(1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,043,097(1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,043,097
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 1.3%(2)
14	Type of Reporting Person (See Instructions) PN

(1)	Reporting Person holds power over shares held by SCF-VII(A), L.P. Reporting Person’s power is exercised by its sole general partner, SCF GP.
(2)	Based on 79,048,523 shares of Class A Common Stock of the Issuer outstanding as of February 25, 2019.

CUSIP No. 81617J301

1	Name of Reporting Person SCF GP LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a): ☐ (b): ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 16,191,331(1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 16,191,331(1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 16,191,331
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 20.5%(2)
14	Type of Reporting Person (See Instructions) OO

(1)

Reporting Person holds power over shares held by SCF-VI, L.P., SCF-VII, L.P. and SCF-VII(A), L.P. through their respective general partners, and holds power over shares held by SCF-VI, G.P., SCF-VII, G.P. and SCF-VII(A), G.P.

(2)	Based on 79,048,523 shares of Class A Common Stock of the Issuer outstanding as of February 25, 2019.

Explanatory Note

This Amendment No. 1 (this “Amendment”) amends the information provided in the Schedule 13D (the “Original Schedule 13D”) filed with the Securities and Exchange Commission on November 1, 2017 by SCF-VI, L.P., SCF-VI, G.P., SCF-VII, L.P., SCF-VII, G.P., SCF-VII(A), L.P., SCF-VII(A), G.P., L.E. Simmons & Associates, Incorporated (“LESA”) and L.E. Simmons. This Amendment amends the Original Schedule 13D on behalf of the undersigned to furnish the information set forth herein. Except as otherwise specified in this Amendment, all items left blank remain unchanged in all material respects and any items that are reported are deemed to amend and restate the corresponding items in the Original Schedule 13D. Capitalized terms used herein but not defined herein have the respective meanings ascribed to them in the Original Schedule 13D.

Item 2.	Identity and Background

Item 2 of the Original Schedule 13D is amended and restated in its entirety as follows:

(a)

This Schedule 13D is filed jointly by each of the below persons (each individually, a “Reporting Person” and collectively, the “Reporting Persons”). The Reporting Persons have entered into a joint filing agreement, dated March 7, 2019, a copy of which is attached hereto as Exhibit 99.1.

1.	SCF-VI, L.P., a Delaware limited partnership;

2.	SCF-VI, G.P., Limited Partnership, a Delaware limited partnership (“SCF-VI, G.P.”);

3.	SCF-VII, L.P., a Delaware limited partnership;

4.	SCF-VII, G.P., Limited Partnership, a Delaware limited partnership (“SCF-VII, G.P.”);

5.	SCF-VII(A), L.P., a Delaware limited partnership;

6.	SCF-VII(A), G.P., Limited Partnership, a Delaware limited partnership (“SCF-VII(A), G.P.”); and

7.	SCF GP LLC, a Delaware limited liability company (“SCF GP”).

Certain information required by this Item 2 concerning the executive officers, directors and managers of the Reporting Persons is set forth on Schedule I, attached hereto, which is incorporated into this Item 2 by reference.

(b)	The address of the principal business and principal office of each of the Reporting Persons is 600 Travis Street, Suite 6600, Houston, Texas 77002.

(c)	The principal business of each of the Reporting Persons is as follows:

1.	The principal business of SCF-VI, L.P. is the ownership of equity interests of various entities.

2.	The principal business of SCF-VI, G.P. is the ownership of general partner interests of SCF-VI, L.P.

3.	The principal business of SCF-VII, L.P. is the ownership of equity interests of various entities.

4.	The principal business of SCF-VII, G.P. is the ownership of general partner interests of SCF-VII, L.P.

5.	The principal business of SCF-VII(A), L.P. is the ownership of equity interests of various entities.

6.	The principal business of SCF-VII(A), G.P. is the ownership of general partner interests of SCF-VII(A), L.P.

7.	The principal business of SCF GP is the ownership of equity interests of various entities.

(d) – (e)

None of the Reporting Persons nor their respective executive officers, managers or directors (the “Listed Persons”) listed on Schedule I hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Not applicable.

Item 4.	Purpose of Transaction.

Item 4 of the Original Schedule 13D is amended to include the following after the final paragraph:

As a result of internal reorganization transactions, SCF GP replaced LESA as the general partner of each of SCF-VI, G.P., SCF-VII, G.P. and SCF-VII(A), G.P. and, as a result, holds power over shares held by SCF-VI, L.P., SCF-VII, L.P. and SCF-VII(A), L.P. through their respective general partners, and holds power over shares held by SCF-VI, G.P., SCF-VII, G.P. and SCF-VII(A), G.P.

Item 5.	Interest in Securities of the Issuer.

Subparagraphs (a), (b), (c) and (e) of Item 5 of the Original Schedule 13D are amended and restated in their entirety as follows:

(a)

The aggregate number and percentage of Class A Common Stock beneficially owned by each Reporting Person is set forth in Items 7, 8, 9, 10, 11 and 13 of the cover pages to this Amendment relating to such Reporting Person and is incorporated by reference herein.

(b)	The power to vote and dispose of the shares of Class A Common Stock beneficially owned by each of the Reporting Persons is as follows:

1.

SCF-VI, L.P. has shared voting power and shared dispositive power with respect to 8,773,760 shares of Class A Common Stock and has sole voting power and sole dispositive power with respect to zero shares of Class A Common Stock.

2.

SCF-VI, G.P. has shared voting power and shared dispositive power with respect to 8,773,760 shares of Class A Common Stock and has sole voting power and sole dispositive power with respect to zero shares of Class A Common Stock.

3.

SCF-VII, L.P. has shared voting power and shared dispositive power with respect to 6,374,474 shares of Class A Common Stock and has sole voting power and sole dispositive power with respect to zero shares of Class A Common Stock.

4.

SCF-VII, G.P. has shared voting power and shared dispositive power with respect to 6,374,474 shares of Class A Common Stock and has sole voting power and sole dispositive power with respect to zero shares of Class A Common Stock.

5.

SCF-VII(A), L.P. has shared voting power and shared dispositive power with respect to 1,043,097 shares of Class A Common Stock and has sole voting power and sole dispositive power with respect to zero shares of Class A Common Stock.

6.

SCF-VII(A), G.P. has shared voting power and shared dispositive power with respect to 1,043,097 shares of Class A Common Stock and has sole voting power and sole dispositive power with respect to zero shares of Class A Common Stock.

7.

SCF GP has shared voting power and shared dispositive power with respect to 16,191,331 shares of Class A Common Stock and has sole voting power and sole dispositive power with respect to zero shares of Class A Common Stock.

(c)	Other than as described in Item 4, there have been no reportable transactions with respect to the shares of Class A Common Stock within the last 60 days by the Reporting Persons.

(e)	On February 26, 2019, LESA and L.E. Simmons each ceased to be a beneficial owner of more than five percent of the outstanding shares of Class A Common Stock.

Item 7.	Materials to be Filed as Exhibits

The following documents are filed as exhibits:

Exhibit 99.1	Joint Filing Agreement, dated March 7, 2019, by and among the Reporting Persons.

Signatures

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Date: March 7, 2019

SCF-VI, L.P.

By:	SCF-VI, G.P., Limited Partnership, its General Partner

By:	SCF GP LLC, its General Partner

/s/ Anthony DeLuca
Name:	Anthony DeLuca
Title:	Managing Director

SCF-VI, G.P., Limited Partnership

By:	SCF GP LLC, its General Partner

/s/ Anthony DeLuca
Name:	Anthony DeLuca
Title:	Managing Director

SCF-VII, L.P.

By:	SCF-VII, G.P., Limited Partnership, its General Partner

By:	SCF GP LLC, its General Partner

/s/ Anthony DeLuca
Name:	Anthony DeLuca
Title:	Managing Director

SCF-VII, G.P., Limited Partnership

By:	SCF GP LLC, its General Partner

/s/ Anthony DeLuca
Name:	Anthony DeLuca
Title:	Managing Director

SCF-VII(A), L.P.

By:	SCF-VII(A), G.P., Limited Partnership, its General Partner

By:	SCF GP LLC, its General Partner

/s/ Anthony DeLuca
Name:	Anthony DeLuca
Title:	Managing Director

SCF-VII(A), G.P., Limited Partnership

By:	SCF GP LLC, its General Partner

/s/ Anthony DeLuca
Name:	Anthony DeLuca
Title:	Managing Director

SCF GP LLC

/s/ Anthony DeLuca
Name:	Anthony DeLuca
Title:	Managing Director

SCHEDULE I

The name and business address of each of the executive officers, managers and directors of each of the Reporting Persons are set forth below. The present principal occupation or employment of each of the executive officer, managers and directors of each of the Reporting Persons are also set forth below (outside of similar positions held with respect to other entities directly or indirectly managed or advised by SCF GP).

SCF-VI, L.P.

Name	Present Principal Occupation or Employment	Business Address	Citizenship
N/A

SCF-VI, G.P., Limited Partnership

Name	Present Principal Occupation or Employment	Business Address	Citizenship
N/A

SCF-VII, L.P.

Name	Present Principal Occupation or Employment	Business Address	Citizenship
N/A

SCF-VII, G.P., Limited Partnership

Name	Present Principal Occupation or Employment	Business Address	Citizenship
N/A

SCF-VII(A), L.P.

Name	Present Principal Occupation or Employment	Business Address	Citizenship
N/A

SCF-VII(A), G.P., Limited Partnership

Name	Present Principal Occupation or Employment	Business Address	Citizenship
N/A

SCF GP LLC

Name	Present Principal Occupation or Employment	Business Address	Citizenship
L.E. Simmons	Chairman and Director	(1)	United States
David C. Baldwin	Co-President and Director	(1)	United States
Andrew L. Waite	Co-President and Director	(1)	United States
Anthony DeLuca	Managing Director, Chief Financial Officer and Director	(1)	United States
Theresa Eaton	Managing Director	(1)	United States
Sean Rice	Managing Director	(1)	United States
Chris Petersen	Vice President	(1)	United States
David Patterson	Vice President	(1)	United States
Richard Gaut	Vice President	(1)	United States